EXHIBIT 2.9

English Summary of the First Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated June 3, 2009.

The agreement amends the indenture between Ultrapar Participacoes S.A. (“Ultrapar”) and Pentágono S/A DTVM, dated May 20, 2009 for Ultrapar’s third public debentures offering. The agreement alters the dates on which interest payments are due, requiring that Debentures be paid on the 360 day anniversary from the date of the first subscription of the Debentures. The dates which interest payments are due are May 30, 2010, May 25, 2011 and May 19, 2012.

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